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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 28 September 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	28 September 2004
Number	30/04

BHP BILLITON SIGNS WHEELARRA JV AND ANNOUNCES
US$3.2 BILLION ADDITIONAL SALES CONTRACTS

BHP Billiton today announced the signing of the formal agreement for the Wheelarra Joint Venture with four of China's leading steel mills and its existing Japanese joint venture partners, ITOCHU Minerals & Energy of Australia and Mitsui Iron Ore Corporation.

It also announced that it had secured further long-term sales commitments for its MAC(TM) iron ore products with these Chinese steel mills worth around US$3.2 billion over the next 10 years.

The Chinese steel mills are:

Wuhan Iron and Steel (Group) Corporation, ("WUGANG")
Maanshan Iron and Steel Company Limited ("MAGANG")
Jiangsu Shagang Group Co Ltd ("SHAGANG")
Tangshan Iron and Steel Co Ltd ("TANGGANG")

The Wheelara Joint Venture, announced in March this year, centred on a sub-lease over BHP Billiton's Jimblebar mine, near Newman in Western Australia and involved sales of 12 million tonnes per annum (Mtpa) of Mt. Newman iron ore over the next 25 years.

The new sales commitments announced today are for the supply of an additional 12Mtpa of MAC(TM) Marra Mamba ore on top of the Mt. Newman iron ore. MAC(TM) ore is produced at BHP Billiton's Area C mine, 120km north of Newman, which opened in October 2003.

President BHP Billiton Iron Ore Graeme Hunt said the doubling of sales and purchase commitments reflects the value of the strategic relationships BHP Billiton has developed with the Chinese steel mills.

"It is extremely pleasing to see that additional benefits have already started flowing to both BHP Billiton and its Chinese partners as a result of the Wheelarra Joint Venture," he said.

"We were always confident that the agreement would underpin a strategic relationship which would grow beyond the sales contracts for the Mt Newman iron ore. This relationship will also ensure BHP Billiton maintains its share of the growing Chinese iron ore market."

BHP Billiton has been able to consistently meet the increase in global demand for iron ore through the responsible and sustainable expansion of its business over the past eight years.

Since 1994 the company has virtually doubled system capacity to 100Mtpa, with almost 40Mtpa of this growth achieved in the past two years alone.

The company also announced the Rapid Growth Project in February 2004, which will increase system capacity to 110Mtpa by the end of 2004, and is nearing completion of a Feasibility Study into the further expansion of capacity to 145Mtpa.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

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Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 28 September 2004